August 18, 2010

Via EDGAR

Mr. Jeff Jaramillo

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:          Image Sensing Systems, Inc.

                Form 10-K for the Fiscal Year Ended December 31, 2009

                Filed March 24, 2010

                Form 10-Q for the Fiscal Quarter Ended March 31, 2010

                File No. 000-26056

Dear Mr. Jaramillo:

Thank you for your comment letter dated July 29, 2010 regarding our reports identified above.  We are providing this letter in response.  Each of your comments is included and numbered in the same order as your letter and is followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 1. Description of Business and Significant Accounting Policies, page 33

Goodwill, page 34

1.

We note your accounting policy for testing goodwill impairment, which is performed annually or whenever an impairment indicator arises.  The impairment test for goodwill is a two-step test as described in paragraphs 350-20-35-1 to 35-13 of the FASB ASC.  Based on your current disclosure, it is not clear how your assessment of goodwill for impairment complied with this two-step test.  Please tell us and revise future filing to describe in appropriate detail, how your goodwill accounting policies comply with the aforementioned guidance.  Additionally, please tell us the results of your most recent goodwill impairment testing under this methodology.

Response:  We determine the fair value of each of our reporting units and compare it to the carrying value of the reporting unit, which is the first step of the two-step test set forth in FASB ASC paragraph 350-20-35-4.  Because the fair value of each of our reporting units exceeded its carrying value, we were not required to perform step two of the two-step test.  We disclosed certain details about our impairment testing approach in a risk factor as part of Item 1A and also in a critical accounting policy as part of Item 7 of the Annual Report on Form 10-K for the year ended December 31, 2009.  Based on your comments, we will revise future filings to include a description in appropriate detail within Note 1 of the Consolidated Financial Statements on how our goodwill accounting policies comply with the two-step test described in paragraphs 350-20-35-1 to 35-13 of the FASB ASC .  As an example, the description of our accounting policy for testing goodwill impairment in Note 1 of our Notes to Consolidated Financial Statements set forth in our Annual Report on Form 10-K for the year ended December 31, 2009 would read in its entirety as follows (the changes that would be made to the current disclosure in our Annual Report on Form 10-K for the year ended December 31, 2009 are underlined):

Mr. Jeff Jaramillo

United States Securities and Exchange Commission

August 18, 2010

Revised Disclosure:

GOODWILL

Goodwill is not amortized but is tested for impairment annually or whenever an impairment indicator arises. Our goodwill related to our Flow Traffic subsidiary is tested for impairment on December 31 of each year. EIS asset purchase related goodwill is tested on October 1 of each year.  There is a two-step process for impairment testing of goodwill.  The first step, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill.  The second step, if necessary, measures the amount of the impairment by comparing the estimated fair value of the goodwill and intangible assets to their respective carrying values.  If an impairment is identified, the carrying value of the asset is adjusted to estimated fair value.

During our annual impairment testing, we reconcile our market value, based on the value of our common stock, to the estimated combined fair value of our reporting units, to ensure that goodwill is not impaired. For Flow Traffic, we estimate the fair value by using a combination of the income approach, where fair value is dependent on the present value of future economic benefits to be derived from ownership of Flow Traffic, and the comparable market transactions method.  The future economic benefits are significantly dependent on sustaining revenue levels for all product lines.  For the RTMS reporting unit, we estimate fair value by using a combination of the income approach, where fair value is dependent on the present value of future economic benefits to be derived from the RTMS product line, and the market valuation approach, where the business was compared to guideline public company price-earning multiples with a significant weighting to companies in the traffic detection business. The future economic benefits are mainly dependent on future revenue growth of the RTMS product line.  At December 31, 2008, we performed a reconciliation, as our market capitalization was similar to our consolidated shareholders’ equity. We determined that no goodwill impairment existed at December 31, 2009 and 2008, as the fair value of each reporting unit exceeded its carrying value.

Mr. Jeff Jaramillo

United States Securities and Exchange Commission

August 18, 2010

Exhibit 31.1 and 31.2

2.

We note that the identification of the certifying individual at the beginning of the Section 302 certification required by Item 601(b)(31) of Regulation S-K also includes the title of the certifying individual.  In future filings, including any amendments, please revise the identification of the certifying individual at the beginning of the certification to remove the individual’s title.

Response: In future filings, we will omit the title of the certifying individual at the beginning of the Section 302 certifications required by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Exhibit 31.1 and 31.2

3.

We note that you present management’s report on internal control over financial reporting on page 44 of the Form 10-K as required by Item 308T of Regulation S-K.  As such, your certifications are required to include the introductory language in paragraph 4 and paragraph 4(b) of the certification that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company.  Please refer to Item 601(b)(31) of Regulation S-K and file an amendment to your Form 10-Q for the fiscal quarter ended March 31, 2010 that includes corrected and newly dated certifications.  You may provide an abbreviated amendment for the Form 10-Q that consist of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

Response:  As requested, we will amend the Section 302 certifications filed as exhibits to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 and the Section 302 certifications to be included in our future filings to include the introductory language in paragraph 4 and paragraph 4(b) of the certification that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company as required by Item 601(b)(31) of Regulation S-K.

We hereby acknowledge to the Commission that:

•	Image Sensing Systems, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Image Sensing Systems, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeff Jaramillo

United States Securities and Exchange Commission

August 18, 2010

We appreciate the opportunity to respond to the Commission’s comments, and we would welcome any follow-up questions or concerns you may have after reviewing our responses.  You may feel free to contact me directly at (651) 603-7700.

Sincerely,

/s/  Gregory R. L. Smith

Gregory R. L. Smith

Chief Financial Officer

(Principal Financial Officer and Principal Accounting Officer)

cc:           Joshua Bushard, Grant Thornton LLP

                Michele D. Vaillancourt, Winthrop & Weinstine, P.A.